SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO-C
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 1)

                          CARDIAC PATHWAYS CORPORATION
                            (Name of Subject Company)

                           ADAM ACQUISITION 2001 INC.
                          BOSTON SCIENTIFIC CORPORATION
                                    (Offeror)
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))


                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)


                                   141408 10 4
                      (CUSIP Number of Class of Securities)


      Lawrence J. Knopf                                   Lawrence J. Knopf
Boston Scientific Corporation                         Adam Acquisition 2001 Inc.
 One Boston Scientific Place                         One Boston Scientific Place
    Natick, MA 01760-1537                               Natick, MA 01760-1537
        (508) 650-8567                                      (508) 650-8567

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)

                                   Copies to:
                                  Clare O'Brien
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
       Transaction Valuation                       Amount of Filing Fee
--------------------------------------------------------------------------------
           Not Applicable                             Not Applicable
--------------------------------------------------------------------------------

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                         Filing Party:
                       --------------------                  -------------------
Form or Registration No.:                       Date Filed:
                         ------------------                ---------------------


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

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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


         This Amendment No. 1 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO-C filed with the Securities and Exchange Commission on June 29, 2001 (the "Schedule TO-C") by Adam Acquisition 2001 Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Boston Scientific Corporation, a Delaware corporation ("Parent"). The Schedule TO-C relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Cardiac Pathways Corporation, a Delaware corporation (the "Company"), at a purchase price of $5.267 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of June 28, 2001 (the "Merger Agreement"). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.



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

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 6, 2001

                                             ADAM ACQUISITION 2001 INC.



                                             By    /s/ Lawrence J. Knopf
                                               ---------------------------------
                                               Name:   Lawrence J. Knopf
                                               Title:  Vice President

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 6, 2001

                                             BOSTON SCIENTIFIC CORPORATION



                                             By    /s/ Lawrence J. Knopf
                                               ---------------------------------
                                               Name:   Lawrence J. Knopf
                                               Title:  Assistant General Counsel

                                  EXHIBIT INDEX

Exhibit
  No.         Description
-------       -----------

99.3 Transcript of Analyst Call held by Boston Scientific Corporation on June 29, 2001.




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